Exhibit 99.47

Formation Capital Corporation

Suite  1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

  Website:  www.formcap.com

Exercise of Warrants & Options Generates over $5 Million

Vancouver, B.C., June 29, 2004, Formation Capital Corporation (FCO-TSX) (the Company) announced today that through the exercise of warrants and options, over $5 million has been generated for the Company.   Between December 1, 2003 and June 25th, 2004, 16,397,570 warrants were exercised at prices between $0.23 and $0.50 generating $4,862,559.  This included the early exercise of 3,091,000 warrants at $0.30 which were due to expire August 31, 2004, leaving only 497,667 unexercised August 31, 2004 warrants.

In addition to the exercise of warrants, the Company also generated an additional $209,250 through the exercise of 675,000 employee stock options at a price of $0.31.

As at June 25, 2004, the company has 129,675,264 shares issued and outstanding, with 163,192,692 fully diluted.  The exercise of all the remaining warrants and options would generate an additional $13.7 million for the Company.

Formation Capital Corporation is a mineral exploration and development and precious metals refining company with assets concentrated in the state of Idaho.  It owns the Idaho Cobalt Project, a unique high grade, primary cobalt deposit in the feasibility and permitting stage near Salmon, ID.  The Company also owns 100% the Big Creek Hydrometallurgical Complex in the world renowned Silver Valley of northern Idaho, that contains the Sunshine Precious Metals Refinery which recently re-commenced accepting feed material (see June 14, 2004 News Release or visit www.sunshinerefinery.com).

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.  The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 – 999 West Hastings Street, Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com -  Or visit our Web site at:  formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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